Exhibit 4.32

Supplemental Agreement to the Exclusive Option Agreement

Ctrip.com (Hong Kong) Limited (“Party A,” address: Unit 2001, The Centrium, 60 Wyndham Street, Central, Hong Kong), Mr. Min Fan (“Party B,” residence: [redacted], ID No.: [redacted]), Shanghai Ctrip Charming International Travel Agency Co., Ltd.1 (“Party C,” address: 2nd floor, Building A, 1230 Si Ping Road, Shanghai) and Ctrip Computer Technology (Shanghai) Co., Ltd. (“Party D,” address: 3rd floor, Building 63, Hong Cao Road, Shanghai) hereby enter into this Supplemental Agreement as follows:

Whereas

Whereas, Party A, Party B and Party C entered into an Exclusive Option Agreement (the “Agreement”) on November 5, 2003,

Whereas, the four Parties hereto wish to further amend the terms of the Agreement;

Therefore, upon consensus, the four Parties hereto enter into the following:

4	In light of Party B’s increase in its capital contribution to Party C, the equity interest held by Party B in Party C will be changed from formerly 66% to currently 89.8%.

5	Pursuant to the Supplemental Agreement to the Loan Agreement entered into by and among Party A, Party B and Party D on May 26, 2006, Party A has assigned and transferred to Party D the creditor’s rights attached to its loans owed to Party B, and on the other hand, Party D has borrowed additional loans from Party B. In consideration of the above, all the rights and obligations of Party A under the Agreement will be enjoyed and undertaken by Party D, and all the four Parties hereby consent to the transfer of the exclusive option.

6	Except for the amendments made hereinabove, all the remaining terms of the Agreement shall remain unchanged and continue to be legally binding.

In witness whereof, this Supplemental Agreement has been executed by the Parties on July 21, 2006.

Party A: Ctrip.com (Hong Kong) Limited (seal)	Party B: Min Fan

Authorized Signature(s): /s/ Jane Jie Sun	Signature: /s/ Min Fan

Party C: Shanghai Ctrip Charming International Travel Agency Co., Ltd. (seal) Authorized Signature(s): /s/ Min Fan	Party D: Ctrip Computer Technology (Shanghai) Co., Ltd. (seal) Authorized Signature(s): /s/ Authorized Signatory

[1]	Predecessor of Shanghai Ctrip International Travel Agency Co., Ltd.

Schedule A

The following schedule sets forth all other currently effective supplement agreements to exclusive option agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other supplemental agreements and this exhibit.

	Version	Executing Parties	Summary	Differences compared with the Form Agreement
Supplemental Agreement to Exclusive Option Agreement	Form Agreement	Buyer: Ctrip Computer Technology (Shanghai) Co., Ltd. Shareholder: Maohua Sun Company: Shanghai Ctrip Commerce Co., Ltd.	Execution Date: September 16, 2011	No difference in format, while the parties to the agreements or the shareholding percentages are changed.
		Buyer: Ctrip.com (Hong Kong) Limited Shareholder: Min Fan Company: Shanghai Ctrip Commerce Co., Ltd.	Execution Date: January 15, 2004 November 20, 2006

	Differences	Party A: Ctrip.com (Hong Kong) Limited Party B: Min Fan Party C: Shanghai Ctrip Commerce Co., Ltd. Party D: Ctrip Computer Technology (Shanghai) Co., Ltd.	Execution Date: September 16, 2011	Assignment of the exclusive option from Party A to Party D with respect to the equity interest held by Party B, the nominee shareholder.

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